Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858
May 10, 2021	direct dial 202 508 5884 direct fax 202 204 5611 cgattuso@kilpatricktownsend.com

VIA EDGAR

Ms. Sonia Bednarowski

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NorthEast Community Bancorp, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed April 26, 2021 File No. 333-253982

Dear Ms. Bednarowski:

On behalf of NorthEast Community Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the above-referenced Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended (the “Securities Act”), to indicate changes from Pre-Effective Amendment No. 1 to the above-referenced Registration Statement on Form S-1 filed on April 26, 2021 (“Pre-Effective Amendment No. 1”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on May 7, 2021 with respect to Pre-Effective Amendment No. 1. To aid in your review, we have repeated the staff’s comment followed by the Company’s response and indicated where the Amended Registration Statement has been revised in response to such comments.

The Conversion and Offering

Material Income Tax Consequences, page 131

1.	We note that you received an opinion from BDO USA, LLP regarding the New York income tax consequences of the conversion. If material, please disclose the state tax consequences of the conversion here, or advise. We also note that the Exhibit 8.2 opinion indicates there is a reference to BDO USA, LLP under this section, Material Income Tax Consequences, but we do not see that reference.

Ms. Sonia Bednarowski

U.S. Securities and Exchange Commission

May 10, 2021

Response to Comment No. 1:

Please see the revised disclosure on page 136 of the prospectus included as part of the Amended Registration Statement.

*	*	*

If you have any questions or further comments on the Amended Registration Statement, please contact the undersigned at 202.508.5884.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Christina M. Gattuso
Christina M. Gattuso

Enclosures

cc:	Susan Block, U.S. Securities and Exchange Commission Kenneth A. Martinek, NorthEast Community Bancorp, Inc. Stephen F. Donahoe, Kilpatrick Townsend & Stockton LLP